

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 14, 2016

Via E-mail
Donald P. Hileman
President and Chief Executive Officer
First Defiance Financial Corp.
601 Clinton Street
Defiance, OH 43512

> **Re:** **First Defiance Financial Corp.**
> **Registration Statement on Form S-4, as amended**
> **Filed October 18, 2016 and October 31, 2016**
> **File No. 333-214154**

Dear Mr. Hileman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that First Defiance has the right to terminate the merger if the Commercial Bancshares' total shareholders' equity (as defined by the merger agreement) is less than $36.2 million as of the last day of the month prior to the closing of the merger. Please prominently disclose this termination right throughout the prospectus when discussing the merger consideration. Please also quantify such "total shareholders' equity" as of the most recent practicable date.

The Merger

Opinion of Commercial Bancshares' Financial Advisor, page 33

2. Please disclose the projections First Defiance management provided to KBW that were used in its pro forma financial impact and discounted cash flow analyses. In this regard, we note your disclosure on pages 43 – 44 that First Defiance shared with KBW certain long-term earnings growth rates and balance sheet estimates as of December 31, 2016.

Discounted Cash Flow Analysis — Commercial Bancshares, page 43

3. We note that Commercial Bancshares provided KBW with financial projections for the years between 2017 and 2021. Please disclose these projections to the extent that they materially impacted KBW's discounted cash flow projections so that investors are able to evaluate the analysis conducted by the financial advisor.

Management and Board of Directors of First Defiance After the Merger, page 45

4. We note your disclosure that Robert E. Beach will become a director of First Defiance upon completion of the merger. Please file the written consent of Mr. Beach as required by Securities Act Rule 438.

Exhibits

Exhibit 5 – Opinion of Vorys, Sater, Seymour and Pease LLP

5. We note the statement in the first sentence of the last paragraph on page 2 that the opinion is being furnished by counsel "solely for the benefit of [First Defiance]" and "may not be relied upon or used by any other person . . . ." Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Also please address this comment with respect to the inappropriate limitation on reliance as to a person found on page three of the tax opinion filed as Exhibit 8.1. Please refer to Sections II.B.3.d and III.D.1, respectively, of Staff Legal Bulletin No. 19 for guidance.

Exhibit 8.1 – Opinion of Vorys, Sater, Seymour and Pease LLP

6. Counsel to First Defiance appears to be delivering a short-form tax opinion, which references the opinion as stated in the prospectus. Accordingly, please revise the disclosure on pages 63 – 64 to remove any implications that the tax consequences of the merger are uncertain, including the related proviso at the top of page 65, and clearly state that the discussion of the material U.S. federal income tax consequences represents the opinion of counsel. Alternatively, please have counsel revise to provide a long-form opinion. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

Exhibit 8.2 – Opinion of Shumaker, Loop & Kendrick, LLP

7.   Please have counsel remove the assumption in enumerated paragraph 2 regarding the merger qualifying as a statutory merger, as it is inappropriate to assume any legal conclusion underlying the opinion. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Kimberly J. Schaefer, Esq.